THE BANK OF NEW YORK MELLON CORPORATION
April 17, 2007
VIA EDGAR AND FACSIMILE
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mark Webb Legal Branch Chief

Re:	The Bank of New York Mellon Corporation – Registration Statement on Form S-4 (File No. 333-140863)
Dear Mr. Webb:
               The Bank of New York Mellon Corporation (the “Company”) hereby requests acceleration of effectiveness of its Registration Statement on Form S-4 (File No. 333-140863), as amended (the “Registration Statement”), to April 17, 2007 at 4:00 p.m. Eastern Daylight Savings Time, or as soon as possible thereafter.
               In requesting acceleration of effectiveness of the Registration Statement, the Company acknowledges that:
1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

VIA EDGAR AND FACSIMILE	-2-
               Please contact Mitchell S. Eitel of Sullivan & Cromwell LLP at (212) 558-4960 with any questions you may have. In addition, please notify Mr. Eitel when this request for acceleration has been granted.

Very truly yours, /s/ Robert P. Kelly Robert P. Kelly Chief Executive Officer

cc:	Kathryn McHale
(Securities and Exchange Commission)

John M. Liftin
(The Bank of New York Company, Inc.)

Carl Krasik
(Mellon Financial Corporation)

Lee A. Meyerson
Maripat Alpuche
(Simpson Thacher & Bartlett LLP)

H. Rodgin Cohen
(Sullivan & Cromwell LLP)